Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 10, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 10, 2002, entitled "UK gas contract for Statoil".

UK gas contract for Statoil

Statoil (OSE: STL, NYSE: STO) and British Gas Trading Ltd, a wholly owned subsidiary of Centrica, have signed a gas sales contract for supplies of five billion cubic metres of natural gas per year. Supplies will start on 1 October 2005 and run for 10 years.

This is Statoil's largest sale since the Troll gas sales agreement in 1986 on the basis of annual volumes. The contract reinforces Statoil's position as the largest importer of gas to the UK.

Peter Mellbye, executive vice president for Statoil's Natural Gas business area comments:

"The contract secures a good commercial outlet for Statoil's gas and is therefore key to the future development of new gas fields off Norway to increase supplies into Europe."

Statoil is a leading supplier of natural gas to Europe and holds large gas reserves on the Norwegian continental shelf.

"Furthermore, this sale underpins the possibility for additional gas transport pipelines from Norway into the UK," says Mr Mellbye. Currently, a single pipeline transports gas from the extensive integrated transport and production system on the Norwegian continental shelf to the UK market. Statoil is evaluating several possibilities for additional pipeline links to increase capacity for transporting gas into the UK. Statoil also supplies natural gas to continental Europe through five pipelines.

"We are very satisfied with the gas contract," says Rune Bjørnson, managing director of Statoil UK. "With this new contract Statoil will increase the supply of gas to meet the UK's growing energy needs. The UK is a target market for Statoil due to the increasing need for gas supply. Over the last year, Statoil has increased short term sales of gas to the UK, and in June 2001 Statoil signed a contract with BP for supplies of 1.6 bcm per year over fifteen years.

"Statoil looks forward to cooperating with British Gas Trading. The deal is beneficial for both parties; flexibility with regard to sourcing the gas, including being able to source it in the UK traded market, increases Statoil's commercial opportunities. The contract also enables us to supply gas to the largest supplier in the domestic market segment where we are not active. For British Gas Trading it will provide a stable and reliable supply of gas in coming years," concludes Mr Bjørnson. The volumes will be delivered at the National Balancing Point, the UK's notional gas trading point.

The contract is pending approval by Statoil's board of directors.

For further information:
Media
UK: Trude Måseide, tel: +44 207 766 7776, mobile +44 777 191 8087
Norway: Kristin Bremer Nebben, tel: +47 51 99 13 77, mobile +47 957 24 363
Investor relations: Mari Thjømøe, tel: +47 51 99 77 90, mobile +47 907 77 824
USA: Thore Kristiansen, tel: +1 203 978 6950, mobile +47 9166 4659

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Background
Statoil ASA is a major integrated oil and gas company with head office in Stavanger, Norway. The company had an average production of one million barrels of oil equivalent per day in 2001 and total reserves amounting to 4,277 million barrels of oil equivalent on 31 December 2001. Statoil is the leading producer and trader of gas from Norwegian fields and a key supplier of gas to Europe. Statoil is the marketer of the Norwegian state's directly-owned oil and gas volumes.
Statoil was established in the UK in 1980 with the company Statoil UK. Statoil UK is active in gas trading and marketing, crude trading and exploration and production.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 10, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer